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Consulting Agreement
This agreement is entered into on this 28 th day of April, 1998 by and between MAS Financial Corp. (hereinafter referred to as "MAS"), and Sloan Electronics, Inc., their heirs, designees or assignees, (hereinafter referred to as "Client"), and is made with reference to the following recitations:
Whereas, MAS has skills and expertise in the fields of business consulting, due diligence, mergers and acquisitions, and public and private offering structuring and transactions, and
Whereas, Now, therefore, the parties hereto hereby agree and covenant as follows:
(1) MAS agrees to assist Client prepare and file a registration documents for a SB-2 registration with S.E.C. and with each State, where Client wishes to register stock for public offering, and
(2) MAS agrees to provide Client consulting services from the date of this agreement to December 31, 1998.
(3) MAS is not rendering legal advise to Client. Each party is responsible for all of its own professional, legal, accounting, Broker-Dealer, and consulting fees as they may apply to each party.
(4) Client agrees to pay MAS a total of $42,500 in cash and 100,000 common shares of Sloan Electronics, Inc. valued at $10,000 or $0.1 per common share. The 100,000 common shares of Sloan Electronics, Inc. shall be issued on the date of this agreement. Of the $42,500, $5000 is payable when fund is available and the balance is due when the Client is raised $125,000 or more additional capital.
(5)The parties shall at all times keep each other's information, sources, trade secrets, processes, and confidential information strictly confidential.
(6) This agreement shall be governed by the laws of the State of Indiana. The parties agree to the jurisdiction of the Courts of the State of Indiana and the United States District Court for the Southern District of Indiana as the forums for the resolution of any legal disputes between the parties. Client agrees to pay court costs, attorney fees in a reasonable amount, and interest on any unpaid balances at the judgement rate then in effect in the State of Indiana should it become necessary for MAS to engage in legal action to recover any portion of the fees agreed in this agreement or any other fees from the Client.
(7) This document contains the entire agreement between the parties hereto. No oral or other representation or warranty has been given to Client by MAS, and this agreement controls over any and all oral representations made by any party to this transaction. This agreement may only be modified by a writing signed by the parties.
(8) Each party agrees to execute all of the documents and do all of the things necessary to effectuate the purpose of this agreement, without delay or limitations.
Accepted and Agreed:

/s/ Aaron Tsai
/s/Paul Sloan
MAS Financial Corp      By: Mr. Aaron Tsai, President
Sloan Electronics, Inc. By: Mr Paul Sloan